DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 19, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-19-2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2006

Dear Ms. Weber:

This is in response to your letters dated December 27, 2006 and January 26, 2007 concerning the shareholder proposal submitted to Verizon by C. William Jones. We also have received a letter on the proponent's behalf dated January 23, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED

MAR 0 2 2007

THOMSON
FINANCIAL

Enclosures

cc: C. William Jones
7055 Thomas Lane
Easton, MD 21601

07045835

Mary Louise Weber
Assistant General Counsel

RECEIVED
2006 ...
OFFICE OF CHIEF COUNSEL

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067
mary.l.weber@verizon.com

December 27, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Submission of C. William Jones

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a purported shareholder proposal and supporting statement (the "Submission") from C. William Jones (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). A copy of the Submission is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Submission from its 2007 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Submission from Verizon's 2007 proxy materials.

I. Introduction.

The Submission reads as follows:

> "*RESOLVED, the shareholders of Verizon hereby request that the Board adopt a policy that includes, as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by Verizon's management, to approve the compensation of the named executive officers ("NEOs"), set forth in the proxy statement's Summary Compensation Table (the "SCT"), and the accompanying narrative disclosure of material factors provided to understand the SCT. The policy should specify appropriate disclosures to ensure shareholders fully understand the vote is advisory and will not abrogate any employment agreement.*

Verizon believes that the Submission may be properly omitted from its 2007 proxy materials on the following grounds, each of which is discussed in detail below:

- The Submission may be excluded under Rule 14a-8(a) because it is not a proper subject for a shareholder proposal; and
- The Submission may be excluded under Rule 14a-8(i)(3) because the Submission is contrary to Rule 14a-8(b) and to the proxy rules, namely Rule 14a-8(b) with respect to future years.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Submission in its entirety from its 2007 proxy materials.

II. Bases for Excluding the Submission.

A. The Submission May Be Omitted Under Rule 14a-8(a) Because It Seeks an Advisory Vote and Is Not a "Proposal" For Purposes of Rule 14a-8.

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for shareholder action but instead seeks to provide a mechanism that would allow shareholders to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8.

Requests for Advisory Votes Are Excludable under Commission Amendments to Rule 14a-8.

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects for shareholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders . . . .

Rule 14a-8(a) (*emphasis added*).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. *Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.*

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (September 18, 1997) (*emphasis added*).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) (citations omitted).

The Submission is exactly of the type addressed by the Commission in the Releases cited above, as the supporting statements in the Submission acknowledge. Echoing the language in the Commission's rulemaking releases, the supporting statement indicates that the purpose of the Submission is to "provide useful feedback and encourage shareholders to scrutinize the new, more extensive disclosures required by the SEC." Contrary to the requirements of Rule 14a-8(a), the Proposal neither recommends nor requires that Verizon or its Board take any action with respect to the compensation of the named executive officers. In fact, in the supporting statement, the Proponent acknowledges three separate times (in the second, third and tenth paragraphs) that the Submission is simply an "advisory vote." Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

The Submission Is Not a Proposal for Purposes of Rule 14a-8 Based on Staff Precedent.

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (April 23, 2001), the Staff concurred that a submission seeking to allow a shareholder vote to express shareholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. *See also CSX Corp.* (February 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a shareholder submitted three poems for consideration but did not recommend or require any action by the company or its board of directors).

The Submission parallels the submission in *Sensar*. It seeks an advisory vote on the compensation of executives set forth in the Summary Compensation Table and the accompanying narrative disclosure. The advisory vote merely allows shareholders to express their approval or disapproval of that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective. For example, as noted above, the supporting statement indicates that the purpose of the Submission is to "provide useful feedback and encourage shareholders to scrutinize the new, more extensive disclosures required by the SEC" and acknowledges numerous times that the Submission is simply an "advisory vote."

The Submission's formulation as a request that Verizon adopt a policy of submitting an advisory vote to shareholders does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a shareholder proposal is a proper matter for a shareholder vote under Rule 14a-8. As the text of the Release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (August 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. When evaluating a proposal that requests that a company's board adopt a policy, the Staff has consistently looked at the subject underlying the proposed policy to determine whether a proposal is excludable under Rule 14a-8, and has not considered the request to adopt a policy itself as the subject of the proposal. Likewise, when a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a-8. For example:

- In determining whether a shareholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g., Mobil Corp.* (January 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excludable pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

- When examining whether it is beyond a company's power to implement a shareholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff looks at implementation of the actions that are the subject of the proposed policy, not whether the company has the power to adopt the policy itself. *See, e.g., Catellus Development Corp.* (March 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (January 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied – *i.e.*, that the chairman retain his or her independence at all times – and no mechanism was provided to cure a failure); *Ford Motor Co.* (February 27, 2005) (same).

- In determining whether one shareholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (January 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

- In determining whether a shareholder proposal is substantially the same as other proposals that have not received an adequate vote in prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Eastman Chemical Co.* (March 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareholder support).

Here, the Submission asks for adoption of a policy, but the subject matter of the Submission concerns providing shareholders an advisory vote, a matter that is not a proper subject of a shareholder proposal under Rule 14a-8(a). The Proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that Verizon adopt a policy on (or submit for a vote) a matter that, if proposed directly by the shareholder, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking discussed above, and consistent with the Staff's approach in interpreting other aspects of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under those standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and accordingly can be excluded from Verizon's 2007 proxy materials.

B. The Submission May be Excluded Under Rule 14a-8(b) and Rule 14a-8(i)(3) Because It is Contrary to the Proxy Rules, namely Rule 14a-8(b) With Respect to Future Years.

A Request for Future Votes Is Not a Proper Form for a Shareholder Proposal and Fails to Satisfy the Procedural Requirements of Rule 14a-8 With Respect to Future Years.

In addition to the bases for exclusion discussed above, the Submission is not a proper form under Rule 14a-8 because it seeks to implement a policy that would provide for a matter to be submitted for a shareholder vote each year, without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal to not take a particular action (such as adoption of a rights plan) without seeking a shareholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future shareholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponent is that a particular matter – an advisory statement expressing the shareholders' sentiment – be placed before shareholders for an annual vote. Rule 14a-8 prescribes the procedures that a shareholder is to follow if it wishes a particular matter to be placed before shareholders at a particular meeting;[1] it is inconsistent with the structure and intent of Rule 14a-8 to allow a shareholder to propose that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings.

The Submission would operate in future years to evade the eligibility and procedural requirements under Rule 14a-8. For example, Rule 14a-8(b) requires a shareholder to satisfy certain ownership requirements, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" and "must continue to hold those securities through the date of the meeting." Rule 14a-8(c) limits a proponent to submitting no more than one proposal for a particular shareholders' meeting. Rule 14a-8(i)(9) and (i)(11) allow a proposal to be

[1] Allowing shareholders to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs shareholders that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, the rules contemplate that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8 with respect to that meeting. Because the Submission would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

Finally, allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years could open the door to a flood of perpetual proposals on every conceivable issue. For example, proponents could easily circumvent the eligibility and procedural requirements of Rule 14a-8 by submitting a proposal calling for recurring submission of a proposal by management at each ensuing annual meeting until such time as the proposal either is approved by the shareholders or, if approved by the shareholders and precatory in nature, is implemented by the board.

In Staff Legal Bulletin No. 14 (July 13, 2001), the Staff makes it clear that a violation of Rule 14a-8 is a violation of the proxy rules and, therefore, a proposal which violates Rule 14a-8 is excludable under Rule 14a-8(i)(3). In Staff Response to Question C.4.b., it states, "Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal." The same reasoning applies to other provisions of Rule 14a-8, including the disclosed intention to violate the provisions of Rule 14a-8(b) in future years.

III. Conclusion.

Verizon believes that the Submission may be omitted from its 2007 proxy materials because (1) the Submission is not a proposal for purposes of Rule 14a-8, and (2) the Submission is contrary to Rule 14a-8(b) and the proxy rules with respect to future years. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Submission in its entirety from Verizon's 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (410) 770-9485.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: C. William Jones

EXHIBIT "A"

C. William Jones
7055 Thomas Lane
Easton, MD 21601
(410) 770-9485
cwilliam@goeaston.net

November 3, 2006

RECEIVED NOV 0 8 2006

Marianne Drost, Esq.
Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th floor
New York, NY 10007

Dear Ms. Drost:

I hereby submit the attached revised stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2007 annual meeting.

My resolution, attached to this letter, requests that the Company's Board of Directors adopt a policy that includes as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by Verizon's management, to approve the compensation of the named executive officers, set forth in the Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the SCT.

I have continuously held the requisite number of shares of common stock for more than one year. I intend to maintain this ownership position through the date of the 2007 Annual Meeting. I will introduce and speak for the resolution at the Company's 2007 Annual Meeting. Proof of beneficial ownership was sent under separate cover.

Thank you in advance for including my proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me.

Sincerely yours,

C. William Jones

Enclosure

Advisory Shareholder Vote on Compensation Committee Reports

C. William Jones, 7055 Thomas Lane, Easton, MD 21601, the owner of 119 shares of the Company's common stock, proposes the following shareholder resolution for inclusion in the Company's proxy statement for the 2007 Annual Meeting.

PROPOSAL

RESOLVED, the shareholders of Verizon hereby request that the Board adopt a policy that includes, as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by Verizon's management, to approve the compensation of the named executive officers ("NEOs"), set forth in the proxy statement's Summary Compensation Table (the "SCT"), and the accompanying narrative disclosure of material factors provided to understand the SCT. The policy should specify appropriate disclosures to ensure shareholders fully understand the vote is advisory and will not abrogate any employment agreement.

SUPPORTING STATEMENT

We believe that the current rules governing senior executive compensation do not give shareholders sufficient influence over pay practices – nor do they give the Board adequate feedback from the owners of the company.

The advisory vote proposed here is similar to the nonbinding shareholder vote required since 2003 at the annual meetings of all U.K.-listed firms and, beginning in 2005, at all Australia-based companies.

We believe that an annual advisory vote is particularly appropriate at Verizon. Our Board has been widely criticized for excessive CEO pay relative to performance. A recent study by the Corporate Library ("Pay for Failure: The Compensation Committees Responsible," March 31, 2006) singled out Verizon as one of eleven large U.S. companies "where the disconnect between pay and performance is particularly stark."

The study notes that over the five fiscal years through 2005, CEO Ivan Seidenberg received $75.1 million in compensation, while total shareholder return was *negative* 26.8%. The Corporate Library accordingly gave Verizon's Board a "D" for overall effectiveness.

The Corporate Library's analysis argues that Verizon's target bonus "is not even logical," and concludes that what the company calls Restricted Stock Units (RSUs) and Performance Stock Units (PSUs) are only weakly related to relative performance.

"Unfortunately, RSUs are no improvement on stock options, as such awards are firstly not related to performance in any way," according to the study. The PSUs – although nominally linked to a peer group index – "again, is an example of a LTIP paying out for below median performance."

Last year *The New York Times* reported on the disparity between pay and performance at Verizon ("Outside Advice on Boss's Pay May Not Be So Independent, April 10, 2006). It noted that Verizon's Compensation Committee "consists entirely of chief executives and former chief executives. Three of the four members sit on other boards with Mr. Seidenberg."

Moreover, the article revealed that the "outside consultant" advising the Board on senior executive compensation "has received more than half a billion dollars in revenue from Verizon and its predecessor companies since 1997."

The *Times* also quotes an independent compensation consultant concerning Seidenberg's executive pension accumulations. "They've [Verizon] put in almost $6 million in four years . . . that goes beyond holy cow," he said. "I look at this in the context of all the retrenchment Verizon has made in retiree benefits and medical for the rank-and-file guys."

An advisory vote would, in our view, provide useful feedback and encourage shareholders to scrutinize the new, more extensive disclosures required by the SEC.

Please vote FOR this proposal.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

23 January 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By Hand

Re: Shareholder proposal to Verizon Communications, Inc. from C. William Jones

Dear Counsel:

I have been asked to respond on behalf of C. William Jones (the "Proponent") to the letter from counsel for Verizon Communications, Inc. ("Verizon" or the "Company") dated 27 December 2006 ("Verizon Letter"), in which Verizon advises that it plans to omit the Proponent's resolution from the Company's 2007 proxy materials. For the reasons set forth below, the Proponent respectfully asks the Division to deny the no-action relief that Verizon seeks.

The Jones Resolution

The resolution states as follows:

> **RESOLVED,** the shareholders of Verizon Communications, Inc. hereby request that the Board adopt a policy that includes, as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by Verizon's management, to approve the compensation of the named executive officers ("NEOs"), as set forth in the proxy statement's Summary Compensation Table (the "SCT"), and the accompanying narrative disclosure of material factors provided to understand the SCT. The policy should ensure that shareholders fully understand the vote is advisory and will not abrogate any employment agreement.

Verizon opposes inclusion of this proposal in its proxy materials on three grounds:

1. First, Verizon argues that the Proponent's resolution is not a proper subject for a stockholder proposal under Rule 14a-8(a).

2. Second, Verizon argues that a proposal recommending a shareholder vote at an indefinite number of future annual meetings circumvents the eligibility requirements of Rule 14a-8(b) and (c).

3. Third, Verizon argues that the proposal would cause the company to violate Delaware law. Exclusion is thus sought under Rule 14a-8(i)(2).

Under Rule 14a-8(g), Verizon bears the burden of demonstrating why the Proponent's proposal may be excluded. As we now demonstrate, Verizon has not sustained its burden, and the request for no-action relief should therefore be denied.

The "Proper Subject Matter" Exclusion

Verizon argues that Proponent's resolution does not present a proper subject and may therefore be excluded under Rule 14a-8(a). Rule 14a-8(a) defines a shareholder proposal as "your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders." Based on this, Verizon claims that Proponent's resolution is not a "proposal," because it allegedly does not recommend or require that the Board "take action." The argument fails for several reasons.

First, the plain language of the Jones resolution requests Verizon's Board of Directors to "take action" – namely, to "adopt a policy" relating to executive compensation. The recommended policy is that the board prepare and include "as a voting item in the proxy statement for each annual meeting, an advisory resolution, proposed by Verizon's management, to approve the compensation of the named executive officers . . .."

The Jones proposal is not self-executing. The recommended policy will not occur unless the board "take[s] action" by affirmatively voting to follow the recommendation and then implements the policy proposal in subsequent years.

In effect, Verizon's shareholders are being asked to endorse a recommendation that Verizon's Board take a series of future actions related to the formulation of senior executive compensation policy. Indeed, it seems difficult to maintain that the Proponent is not recommending the adoption of a substantial new policy considering, as noted in the Supporting Statement, that "[t]he advisory vote proposed here is similar to the nonbinding shareholder vote required since 2003 at the annual meetings of all U.K.-listed firms and, beginning in 2005, at Australia-based companies."

Second, Verizon expends much effort arguing that even if the Jones proposal does ask the Verizon board to "take action" by adopting a "policy," couching resolutions in terms of adopting a "policy" is not enough to save the resolution. The reason, Verizon argues, is that the Division has granted no-action relief if the subject matter covered by the proposed policy is itself excludable under Rule 14a-8(i). This argument also fails.

Verizon's argument rests on a mischaracterization of the "subject matter" of the proposal. The "subject matter" of the proposal is not an advisory vote *per se*, but executive compensation, a topic that the Division has stated for 15 years is a proper subject for shareholders to raise under Rule 14a-8. *See Battle Mountain Gold Co.* (12 February 1992) ("In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.") Verizon's attempt to conflate the one-sentence definition of a "proposal" in Rule 14a-8(a) with the Division's normal inquiry into whether the underlying subject matter runs afoul of Rule 14a-8(i) is a recipe for eviscerating a constructive and well-established category of shareholder resolutions.

Third, Verizon's "advisory vote" argument rests on two no-action letters that are far removed from the Jones resolution. In *CSX Corp.* (1 Feb. 1999) a proponent asked the company to include three poems in its proxy statement. There was no request that the board take any action or that the shareholders be given a vote on the poems. In *Sensar Corp.* (23 April 2001), the resolution did not recommend or require any board action; it merely stated that "[t]he shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." The Division excluded this proposal because of the failure to "recommend or require" that the board do anything.

Fourth, Verizon ignores the only no-action precedent that addresses one of these proposals, namely, *Sara Lee Corp.* (11 Sept. 2006), in which the Division rejected claims that a similar proposal could be excluded as "ordinary business" under Rule 14a-8(i)(7). (The proposal subsequently received a 42.5% approval level by Sara Lee shareholders.) The Division clearly recognized – and was not troubled by – the fact that the proposal sought a recurring future advisory vote on the Board's compensation policy for senior executive officers.

Finally, it is worth noting the seemingly radical nature of Verizon's proposed reinterpretation of Rule 14a-8. Many shareholder proposals take the form of a request for a future shareholder vote on a particular matter, with the proposal to be drafted and submitted by management. If Verizon's claim were to be credited, the result would be to cast doubt on many proposals that are introduced each year requesting shareholder ratification or approval of various elements of executive compensation, including:

- Proposals that boards of directors seek shareholder approval for future golden parachute or executive severance agreements that exceed some multiple of the executive's base salary and bonus;

- Proposals that boards of directors seek shareholder approval for future SERP or other non-qualified executive retirement arrangements that are more generous than those offered to other employees;

- Proposals that shareholders approve any future repricing of stock options granted to senior executives.

In these cases and others - such as requests to bring future poison pills to a shareholder vote - the shareholder proposal requests that the board adopt a policy that involves the company drafting and placing a voting item on a future annual meeting agenda. That *modus operandi* has not previously been viewed as problematic under Rule 14a-8.

The "Future Eligibility Requirements" Exclusion

Verizon next argues that a proposal seeking a policy that would provide for a matter to be submitted for a vote of the shareholders "for an indefinite number of future meetings" fails to meet "the procedural requirements of Rule 14a-8 with respect to those future years." (Verizon Letter, pp. 7, 8). Verizon claims that to maintain a proposal of this nature, a proponent must demonstrate that he will meet the stock ownership and other eligibility requirements, particularly Rule 14a-8(b) and (c), for all subsequent years that the recommended item may be put forward for a shareholder vote.

Verizon erroneously conflates a request to adopt a policy whereby the *board* would bring forward a *board* proposal in future years - with a proposal to be offered by a shareholder. The criteria for *shareholders* to have proposals included in a company proxy in a given year are governed by Rule 14a-8. Those limits do not apply to a corporate board. The Verizon board surely has the power to include a vote of the sort recommended by the Jones proposal, even if a shareholder would be subject to eligibility limitations on ownership, holding period and the like. The procedural requirements of Rule 14a-8(b) and (c) are thus irrelevant in this context.

Conclusion.

In sum, Verizon has failed to carry its burden of demonstrating that the proposal is not a proper subject for a shareholder proposal under Rule 14a-8(a), or that the Proponent is required to meet the eligibility requirements for future shareholder voting items put forward by the company or its management. Verizon also has failed to carry its burden of demonstrating that the resolution "*would*, if implemented" result in a violation of Delaware law, which is the criteria set out in the (i)(2) exclusion. Because the Company has failed to meet its burden under Rule 14a-8, we respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could fax me a copy of the Division's response once it is issued.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Mary Louise Weber, Esq.
C. William Jones

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 26, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
<u>Shareholder Submission of C. Williams Jones</u>

Ladies and Gentlemen:

I refer to my letter dated December 27, 2006 (the "December 27 Letter") pursuant to which Verizon Communications, Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the purported shareholder proposal and supporting statement (the "Submission") from C. William Jones (the "Proponent") may properly be omitted pursuant to Rule 14a-8(a) and Rule 14a-8(i)(3) from its proxy materials (the "Proxy Materials") to be distributed by Verizon in connection with its 2007 annual meeting of shareholders.

This letter is in response to the letter to the Staff by the Proponent's counsel dated January 23, 2007 (the "Proponent's Response Letter") and supplements the December 27 Letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent to the Proponent and his counsel.

I note at the outset that the Proponent's Response Letter, on page 2 in numbered paragraph 3, asserts that Verizon is seeking exclusion of the submission under Rule 14a-8(i)(2). This is incorrect. There is no discussion in the December 27 Letter which in any manner relates to the intended exclusion of the Submission under Rule 14a-8(i)(2). In fact, in the Proponent's Response Letter, no further reference is made to Rule 14a-8(i)(2).

I. The Proponent's Response Letter Improperly Attempts to Recast a Shareholder Referendum Vote as a Vote on a "Senior Executive Compensation Policy"

The Submission, by its terms, is a vote which asks Verizon shareholders whether or not they "approve the compensation of the named executive officers." This vote, quite clearly, is a shareholder referendum relating to executive compensation. Such referendum vote, which the Proponent refers to numerous times in the Submission as being "advisory" in nature, neither contemplates nor presents for shareholder action an executive compensation policy. Even a most expansive reading of the Submission reveals nothing that can be reasonably construed as presenting a vote to establish an executive compensation policy.

Perhaps in recognition of the fact that the referendum vote called for by the Submission does not constitute a "proposal" for purposes of Rule 14a-8(a), the Proponent's Response Letter attempts to recast the Submission as a vote on an executive compensation policy. There is no mention at all as to what this "policy" would entail, which is to be expected since there is, in fact, no compensation policy being proposed. Without this improper attempt to recast the Submission as something other than a referendum vote, the Submission could not survive the clear language of Securities Exchange Act Release No. 39093 (September 18, 1997) (the "1997 Release") cited on page 3 of the December 27 Letter:

> ". . . a proposal that seeks no specific action, but merely purports to reflect shareholders views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials."

The Submission "seeks no specific action" on the part of Verizon or its Board of Directors, and constitutes nothing more than a shareholder referendum vote. The Submission, therefore, falls squarely within the scope of the 1997 Release and the prohibitions of Rule 14a-8(a).

II. The Proponent's Alternative Argument That a Proposal That the Board Submit an Annual Referendum Vote is a Sufficient "Action" For Purposes of Rule 14a-8(a) Misapplies That Rule

In the second paragraph under the caption "The 'Proper Subject Matter' Exclusion," the Proponent's Response Letter indicates that the Submission's request that the Board hold an annual referendum vote on executive compensation is sufficient "action" for purposes of Rule 14a-8(a). This argument, if accepted, would completely eviscerate the purposes of Rule 14a-8(a). If a shareholder proposal directly calling for a referendum vote is not an "action," as clearly indicated by the language from the 1997 Release quoted above, a shareholder proposal calling for a referendum vote to be sponsored by the board of directors, similarly cannot be an "action." Otherwise, proponents could structure every referendum vote to constitute a "proposal" within the meaning of Rule 14a-8(a), by the simple expedient of having it done by the company or its board. As evidenced by the language from the 1997 Release quoted above, this would be contrary to the Commission's clear position as to the definition of a "proposal."

III. The Proponent's Incorrect Analysis of Precedents

The Proponent's Response Letter, on page 3, asserts that, because the Staff did not concur in the exclusion of a similar proposal in *Sara Lee Corp.* (September 11, 2006), the Submission may not be excluded on the basis of Rule 14a-8(a). However, in *Sara Lee Corp.* the company did not present an argument for exclusion of the proposal on the basis of Rule 14a-8(a). Section B.5 of Staff Legal Bulletin No. 14 (July 13, 2001) states that the Staff "will not consider any basis for exclusion that is not advanced by the company." Accordingly, *Sara Lee Corp.* is not applicable precedent because exclusion of that proposal on the basis of Rule 14a-8(a) was not presented to, or considered by, the Staff.

In the Proponent's Response Letter, on page 3, the Proponent seeks to distinguish *Sensar Corp* (April 23, 2001), arguing the proposal in *Sensar* "did not recommend or require any board action; it merely stated that '[t]he shareholders wish to express displeasure over the terms of the options ... that were recently granted...'" The Proponent's Response Letter then states that the Staff "excluded this proposal because of the failure to 'recommend or require' that the board do anything." As stated on page 4 of the December 27 Letter, the Submission parallels the submission in *Sensar*. Verizon shareholders are being asked to express their views on senior executive compensation. There is no request or requirement that Verizon's Board do anything other than hold an annual referendum vote which, as discussed in Section II above, is not an "action" which constitutes a "proposal" for purposes of Rule 14a-8(a).

IV. The Proponent Incorrectly Asserts that Verizon Is Attempting to "Reinterpret" Rule 14a-8

Starting on page 4 of the Proponent's Response Letter, the Proponent cites several examples of well-established Rule 14a-8 shareholder proposals that call for a specific and substantive vote of shareholders to approve or disapprove a future corporate action. Examples cited in the Proponent's Response Letter are: votes on future golden parachutes or executive severance arrangements; votes on certain types of future retirement arrangements; votes on future repricing of stock options; and votes on shareholder rights plans, or poison pills. None of the types of votes cited in the Proponent's Response Letter is a referendum vote. In each instance cited, the shareholder vote is a substantive vote that would be required in order for a specific corporate action to be taken. If shareholder approval is not obtained, the action cannot be taken.

In sharp contrast, the annual shareholder referendum votes contemplated by the Submission do not require or request any particular corporate action and fall squarely within the prohibitions of Rule 14a-8(a) and the provisions of the 1997 Release quoted above.

V. The Proponent Does Not Refute Verizon's Position That the Submission May Be Excluded Under Rule 14a-8(i)(3) Because It is Contrary to Rule 14a-8(b)(1)

The Proponent's entire argument relating to exclusion of the Submission under Rule 14a-8(i)(3) is to claim that the Submission is not a perpetual annual shareholder proposal because it is the Board, not the shareholder, that would place the proposal on the annual meeting ballot. This is a distinction without substance. If the Proponent wished to submit an annual referendum vote urging shareholders to express displeasure with executive compensation, the shareholder would be required each year to meet the eligibility requirements of Rule 14a-8(b). Here, the Proponent is seeking to avoid those eligibility requirements by making a Submission that, if implemented, would require the Board to present the Proponent's referendum vote in future years. If a proposal like the Submission is permitted, future proponents could, and no doubt would, with equal facility construct submissions calling for recurring proposals by management. Proponents could thus ensure that their issue would be brought to a vote each year, without any further involvement or responsibility on their part. Such a mechanism would inevitably lead to a cottage industry of perpetual proposals, completely side-stepping the future applicability of the eligibility requirements of Rule 14a-8. The Proponent's novel approach to Rule 14a-8 should not be permitted to enable him to evade the eligibility requirements of Rule 14a-8(b).

VI. Conclusion

For the reasons set forth above and in the December 27 Letter, Verizon continues to believe that the Proposal may properly be omitted from the Proxy Materials because (1) the Submission is not a proposal for purposes of Rule 14a-8(a), and (2) the Submission is contrary to Rule 14a-8(b) of the proxy rules and therefore violates Rule 14a-8(i)(3). Verizon respectfully requests the Staff's concurrence with its views.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: C. William Jones
7055 Thomas Lane
Easton, MD 21601

Cornish F. Hitchcock, Esq.
5301 Wisconsin Avenue, N.W.
Suite 350
Washington, D.C. 20015-2022

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2006

The proposal requests that the board adopt a policy that includes, as a voting item in the proxy statement for each annual meeting, an advisory management resolution to approve the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Special Counsel

END